EXHIBIT 99.1

Seabridge Gold Continues to Grow Iron Cap

Hole 70 returns 491 meters of 0.98 g/T gold and 0.60% copper
Including 105m of 1.14 g/T gold and 1.11% copper

TORONTO, Oct. 03, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today more outstanding results from the next three drill holes targeting the plunge projection of the Iron Cap Deposit at KSM. Long runs of higher grades continue to support revisions to the KSM’s mine plan which could substantially improve project economics. The KSM project, located in north western British Columbia, Canada is 100%-owned by Seabridge and hosts a cluster of four large porphyry gold-copper deposits including Iron Cap. See our news release of September 6, 2017 for the first five Iron Cap holes drilled this summer.

Seabridge Chairman and CEO Rudi Fronk noted that “Iron Cap is permitted as a block cave and it’s ideally located close to, and dips towards, the proposed ore conveyance tunnel between the mine site and process facility. This fact strongly suggests that changing the mine plan to exploit Iron Cap just after the Mitchell deposit and before Kerr could offer substantial economic improvements. This change could substantially reduce development costs and increase gold production in the earlier years,” said Fronk. “The reason we decided to mine Kerr first was the smaller size of the Iron Cap resource, but the extraordinary widths we are encountering in the drilling make it clear to us that Iron Cap will probably rival Kerr in size and grade.”

Fronk noted that the September, 2016 Technical Report for KSM provided a 50+ year mining scenario that estimated project gold output averaging more than a million ounces annually for the first seven years of production. “We believe that moving up Iron Cap could significantly expand this period of exceptionally high gold production. There are very few if any environmentally approved, undeveloped projects with this potential level of gold production in the world today,” Fronk said.

Results from the ongoing 2017 exploration program at Iron Cap confirm a strong west-northwest plunge to the deposit which crops out to the east under ice and rubble below the Sulphurets Thrust Fault. The current northern limit of the deposit is defined by a newly-discovered normal fault, dubbed the North Iron Cap Fault, which appears to limit potential expansion of the deposit in that direction. Drilling has therefore focused to the west as the program has evolved.

Results from the latest three drill holes are:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-17-68	948.4 including including	711.4	948.4	237.0	0.36	0.38	6.6
		711.4	749.4	38.0	0.27	1.01	13.0
		904.0	948.4	44.4	0.93	0.09	3.5
IC-17-69	1200.1 including	246.1	1200.1	954.0	0.38	0.31	2.5
		441.4	559.4	118.0	0.71	0.38	1.9
IC-17-70	1138.7 including including	212.0	1137.0	925.0	0.71	0.46	2.6
		301.4	792.4	491.0	0.98	0.60	3.9
		342.6	447.2	104.6	1.14	1.11	4.2

Drill holes were oriented using historical information and were designed to intercept the mineralized target down plunge of the strike to the zone as closely as topographic constraints permitted. This orientation will be refined with additional drilling but current information indicates that the intervals listed above represent a reasonable approximation of true thickness of the mineralized zones. For a drill hole plan map and cross-sections please click this link.

The northern-most drill hole in this year’s program is IC-17-68, off-set 165 meters north of hole IC-17-63. This hole was drilled steeply to the east and into the hanging wall of the east-west trending North Iron Cap Fault to test the fault off-set potential of the Iron Cap plunge projection. After completing 536 meters of this hole in unmineralized upper Jurassic stratigraphy, accounting for the poor returns in the upper portions of this hole, 68 was steered south using directional tools back across the fault where it found the plunge projection of Iron Cap. Beginning at 624m depth, the sediments become strongly and pervasively phyllic altered and foliated, but unmineralized. It is believed the alteration marks the north periphery of the Iron Cap zone alteration halo. Between 695.3 and 704.5m, it encountered two splays of the North Iron Cap Fault. Below the faults mineralization picks up rapidly. The off-set along the faults has not been verified but is believed to be on the order of 100 meters, and fault movement is normal with the north side down-dropped. The Iron Cap zone remains open down the westerly plunge direction.

Hole IC-17-69 is a west off-set to hole IC-17-63, orientated west and testing the plunge projection of the Iron Cap deposit north of holes IC-16-62 and IC-17-70. Comparable to holes 62, 63 and 70, this hole entered bedrock above the Sulphurets Thrust Fault and encountered mineralization after passing through that fault.

Drill hole IC-17-70 is an off-set west of hole IC-16-62, oriented west and testing the plunge projection of the Iron Cap deposit.  After passing though ice and rubble, the hole encountered hanging wall units to the Sulphurets Thrust Fault before passing through the fault into the main mineralized zone of the deposit. Drill holes in this area are showing that the mineralized thickness of the Iron Cap deposit is about 600 meters across and 900 meters down plunge.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) making revisions to the KSM’s mine plan to mine Iron Cap ahead of Kerr potentially substantially improving project economics due to proximity to the proposed ore conveyance tunnel and the related reduction in required infrastructure ; (ii) the Iron Cap resource probably rivalling the one at Kerr ; (iii) the potential moving of production at Iron Cap right after mining of the Mitchell deposit potentially significantly expanding the initial period of projected gold production in excess of a million ounces per year; (iv) the reported intercepts approximating true thickness of the mineralized zone; and (v) the estimated amount and grade of mineral resources at KSM. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the ability to grow the Iron Cap deposit at grades more valuable than the Kerr deposit; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.
For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD
N
Mineral Claims
Mineral Claims
MTT Reserve
Inset
MITCHELL
Mining Leases
SULPHURETS
KERR
Mineral Claims
KSM Property
5000m
Mitchell-Tiegen Tunnel Mineral/Placer Reserve 1006527
STF
BJF
Tudor Gold Mineral Claims
Seabridge Gold Mining Leases 1031440, 1031441
MINERALIZATION REMAINS OPEN DOWN PLUNGE
IC-17-68
IC-17-69
IC-17-63
IC-17-71
IC-17-64
IC-17-70
IC-16-062
IC-17-65
IC-17-72
IC-17-66
IC-17-67
IC-17-73
NICF
-80°
-35°
Assays pending for IC-17-71, IC-17-72, IC-17-73
NSR Model 1100m el.
Section 06
Section 05
Section 04
Section 03
Current Resource Model (Mar. 2017)
NSR $/T
>$75
50-75
25-50
16-25
Note: NSR cutoff for KSM block cave resources is $16/T
ICF
-70°
500m
KSM PROJECT
IRON CAP ZONE – PLAN VIEW
2017 EXPLORATION DRILLING
COLLAR LOCATIONS – OCT. 3, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
IC-17-72
Assays pending
IC-17-73
In progress
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Lower Zone
Breccia/Intrusion
Complex
STF
Upper Zone
Intrusion
Limits of current
Inferred Resource
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
open
Lower Zone
Intrusion
Assays pending
0
500
1000
500m
Cross Section View to ENE

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-67		110	192.2	82.2	0.02	0.56	1.5
	689.3	224.3	641.4	417.1	1.02	0.33	3.6
	including	352	459.4	107.4	1.58	0.38	4.2

KSM PROJECT

IRON CAP ZONE – Section 03
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – OCT. 3, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
IC-17-71
Assay pending
IC-17-70
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Lower Zone
Breccia/Intrusion
Complex
Limits of current
Inferred Resource
STF
Upper Zone
Intrusion
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
open
Assays pending
Lower Zone
Intrusion
Cross Section View to ENE
0
500
500m
1000
KSM PROJECT
IRON CAP ZONE – Section 04
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – OCT. 3, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-70	1138.7	212	1137	925	0.71	0.46	2.6
	including	301.4	792.4	491	0.98	0.60	3.9
	including	342.6	447.2	104.6	1.14	1.11	4.2

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-65	686	100.4	157	56.6	0.12	0.57	2.2
		197	619.5	422.5	1.04	0.32	4.2
	including	346.4	484.1	137.7	1.56	0.29	3.4

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-66	1050.4	62.5	126.1	63.6	4.77	0.01	0.9
		173.5	1050.4	876.9	0.32	0.37	2.8
	including	173.5	277.1	103.6	0.58	0.68	2.8
	including	975.4	1027.4	52	1.04	0.28	3.4

Previously Released:

Drill Hole ID	Total Depth (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-16-62	1038.4	61	1.20	0.95	3.6
	including	555	0.83	0.24	4.2

NNW
SSE
SEABRIDGE GOLD
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
IC-17-69
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
Lower Zone
Breccia/Intrusion
Complex
Upper Zone
Intrusion
Lower Zone
Intrusion
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
open
Lower Zone
Intrusion
Cross Section View to ENE
0
500
1000
500m

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-69	1200.1	246.1	1200.1	954	0.38	0.31	2.5
	including	441.4	559.4	118	0.71	0.38	1.9

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-64	776.3	105.5	700.3	594.8	0.52	0.38	4.5
	Including	642.4	683.4	41	0.93	0.18	3.4

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-63	957.4	146.9	625.4	478.5	0.43	0.45	4
	Including	566.4	624.5	58.1	1.12	0.23	5.7
		696.4	820.4	124	0.31	0.34	8.5
		820.4	933.5	113.1	0.58	0.16	4.5

KSM PROJECT

IRON CAP ZONE – Section 05
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – OCT. 3, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
IC-17-68
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
NICF
Lower Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Lower Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
Lower Zone
Brx./Intr.
Complex
Upper Zone
Intrusion
Lower Zone
Intrusion
open
Lower Zone
Intrusion
500
1000
500m
Cross Section View to ENE

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-68	948.4	711.4	948.4	237	0.36	0.38	6.6
	including	711.4	749.4	38	0.27	1.01	13.0
	including	904	948.4	44.4	0.93	0.09	3.5

KSM PROJECT
IRON CAP ZONE – Section 06
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – OCT. 3, 2017